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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)

                               ----------------

                                   969133107
                     (CUSIP Number of Class of Securities)

                               ----------------

                               DUANE C. McDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                           Telephone: (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000

                               ----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

   The name of the subject company is Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"). The principal executive offices of the Company are located at 1300 S.W. Fifth Avenue, Suite 3800, Portland, Oregon 97201. The Company's business telephone number is (503) 227-5581. The class of equity securities to which this statement relates is the common stock, par value $0.50 per share, of the Company (the "Willamette Common Stock"), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the "Rights" and, together with the Willamette Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of February 25, 2000 (the "Rights Agreement") by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). As of November 30, 2000 there were outstanding 109,330,003 shares of Willamette Common Stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above. The Company maintains an Internet site at www.wii.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated by reference.

   This Statement relates to the offer to purchase all outstanding Shares which is described in a Tender Offer Statement on Schedule TO (the "Schedule TO") of Company Holdings, Inc. (the "Purchaser"), a Washington corporation and a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), filed with the Securities and Exchange Commission (the "Commission") on November 29, 2000. According to the Schedule TO, the Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2000, and in the related Letter of Transmittal (together, the "Weyerhaeuser Offer"), to purchase all outstanding Shares for $48.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price").

   According to the Schedule TO, the purpose of the Weyerhaeuser Offer is for Weyerhaeuser to acquire control of, and ultimately the entire equity interest in, the Company. According to the Schedule TO, Weyerhaeuser intends, promptly following consummation of the Weyerhaeuser Offer, to seek to have the Company consummate a second-step merger or similar business combination with the Purchaser or another direct or indirect wholly owned subsidiary of Weyerhaeuser (the "Proposed Merger").

   As set forth in the Schedule TO, the principal executive offices of the Purchaser and Weyerhaeuser are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.

   According to the Schedule TO, the Weyerhaeuser Offer is subject to the fulfillment of various conditions, including among other things, (i) the tender of at least a majority of the outstanding Shares on a fully diluted basis on the date of the purchase of Shares pursuant to the Weyerhaeuser Offer, (ii) the redemption of the Rights or the Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Weyerhaeuser Offer and the Proposed Merger, (iii) full voting rights for all Shares proposed to be acquired by the Purchaser pursuant to the Weyerhaeuser Offer having been approved by the Company's shareholders under the Oregon Control Share Act (defined below) or the Purchaser being satisfied, in its sole discretion, that the Oregon Control Share Act is invalid or otherwise inapplicable to the Shares proposed to be acquired by the Purchaser in the Weyerhaeuser Offer, and (iv) the Purchaser being satisfied that the Oregon Business Combination Act and the provisions of Article VI of the Company's Restated Articles of Incorporation described under Item 8(c) and Item 8(d), respectively, of this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), would not prohibit for any period of time, or impose any voting requirements in excess of majority shareholder approval with respect to, the Proposed Merger or any other business combination involving the Company and the Purchaser or any other subsidiary of Weyerhaeuser.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described (i) in this Statement and (ii) on pages 5 through 13 of Willamette's Proxy Statement (the "2000 Proxy Statement"), dated March 8, 2000 sent by Willamette to its shareholders in connection with its 2000 Annual Meeting of Shareholders, which is attached to the Statement filed with the Commission as Exhibit (e)(1) and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between Willamette or its affiliates and (1) its executive officers, directors or affiliates or (2) Weyerhaeuser or the Purchaser, or any of their respective executive officers, directors or affiliates.

   (a) Arrangements with Executive Officers and Directors of Willamette.

   If the directors and executive officers of the Company who own Shares tender their Shares in the Weyerhaeuser Offer or their Shares are acquired in the Proposed Merger, they will receive the Offer Price for their Shares on the same terms and conditions as the other public shareholders. As of March 31, 2000, the directors and executive officers of Willamette owned in the aggregate 6,998,243 Shares and, if they tender all of their Shares in the Weyerhaeuser Offer or their Shares are acquired in the Proposed Merger, they will receive payment for their Shares in an aggregate amount of $335,915,664.

   As of November 30, 2000, the directors and executive officers of Willamette held (i) 975,890 options, 624,019 of which have vested, to acquire shares of Willamette Common Stock with exercise prices ranging from $11.81 to $47.25, and
(ii) 1,290 shares of restricted stock.

   (b) Stock Options and Restricted Stock.

   1995 Long Term Incentive Compensation Plan. The Company's 1995 Long-Term Incentive Compensation Plan (the "1995 Plan") provides for the award of stock options, stock appreciation rights and restricted stock to key employees and directors of the Company and its subsidiaries. There are 5,500,000 shares of Willamette Common Stock reserved for issuance under the 1995 Plan. All terms and conditions of any grant of stock options, stock appreciation rights, or restricted stock shall be determined at the time of award by a Committee designated by the Willamette Board of Directors.

   Under the 1995 Plan, each non-employee director at the date of the 1995 annual meeting of shareholders was granted an option to purchase 2,000 shares of Willamette Common Stock (an "Initial Option") and each person who subsequently becomes a non-employee director, other than a former officer of the Company or a subsidiary, will also be granted an Initial Option. In addition, on the date of each annual meeting of shareholders, commencing with the 1996 annual meeting, an option for 1,200 shares of Willamette Common Stock is granted to each non-employee director who continues to serve as a director, including former officers of the Company or its subsidiaries. Options granted to non-employee directors are granted at an exercise price equal to the fair market value of the Willamette Common Stock on the date of grant, have a term of ten years and two days, and are exercisable with respect to one-third of the shares subject to the option on each of the first, second and third anniversaries of the date of grant.

   1986 Stock Option and Stock Appreciation Rights Plan. The Company's 1986 Stock Option and Stock Appreciation Rights Plan (the "1986 Plan") provides for the award of stock options, stock appreciation rights and restricted stock to selected key employees of the Company.

   If a Plan Change in Control (as defined in the 2000 Proxy Statement) occurs, all outstanding stock options and stock appreciation rights shall become immediately exercisable and shall remain exercisable until the earlier of (a) three years from the date of the Plan Change in Control, or (b) expiration of the option period. After the end of the three-year period, the options and rights will revert to being exercisable in accordance with their terms, although no option or rights which have previously been exercised or otherwise terminated will become exercisable. Notwithstanding the foregoing, no stock appreciation rights may be exercised within six months after the date of award of the rights.

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   If a Plan Change in Control occurs, all shares of restricted stock previously awarded will become vested upon the date of such occurrence.

   If a Plan Change in Control occurs, each optionee may make a cash exercise of all or any portion of the option in lieu of purchasing Willamette Common Stock, regardless of whether such option was fully exercisable immediately prior to the Plan Change in Control. Such exercise must be made within 45 days of the occurrence of the Plan Change in Control.

   Upon termination of employment for any reason (other than by reason of conduct which constitutes a felony under federal law or the law of the state in which the employee resides) within the two-year period following the occurrence of a Plan Change in Control, the option and rights may be exercised at any time prior to the earlier of (i) three years after termination of employment or (ii) the expiration of the stated period of the option.

   (c) Employment Arrangements.

   Severance Letter Agreements. The Company has entered into agreements (the "CIC Agreements") with 28 of its key employees, that provide for severance compensation for the employees in the event their employment with the Company terminates subsequent to an Agreement Change in Control (defined below). A form of the CIC Agreements is attached to the Statement filed with the Commission as Exhibit (e)(3). The CIC Agreements have an initial term that expires on December 31, 2002, but will automatically renew for successive one-year terms on each January 1 thereafter. If an Agreement Change in Control occurs, the term of the CIC Agreements shall automatically be extended for three years from the date of such Agreement Change in Control.

   If, within 36 months following an Agreement Change in Control, an employee's employment is terminated by the Company without Cause (as defined in the CIC Agreements) or by the employee with Good Reason (as defined in the CIC Agreements), then the Company will pay to the employee, (i) his or her full base salary through the date of termination at the rate in effect on the date the Agreement Change in Control occurred, plus (ii) all benefits the employee is entitled to as of the date of the Agreement Change in Control under all employee benefit plans, including the "Change in Control Benefits" under the Company's Supplemental Benefits Plan and the 1993 Deferred Compensation Plan, paid in accordance with such plans, plus (iii) severance compensation in an amount equal to 300 percent (reduced by 8.33% for each month the employee is over the age of 62) (the "Applicable Percentage") times the sum of (a) the annual base salary in effect as of the date of the Agreement Change in Control and (b) the average annual incentive compensation (if any) paid or accrued for the employee's benefit in respect of the two fiscal years prior to the fiscal year in which the Agreement Change in Control occurs, and (c) the average annual matching contributions made by the Company on the employee's behalf to the Company's Stock Purchase Plan and its 1993 Deferred Compensation Plan in respect of such two fiscal years, plus (iv) a cash payment equal to (a) the sum of the excess of the Change in Control Price (as defined in the CIC Agreements) over the exercise price for each outstanding option, plus (b) the product of the Change in Control Price and the number of shares of restricted stock (such payment is conditioned on the employee surrendering all such securities), plus
(v) reimbursement for outplacement services the employee incurs in finding other employment, plus (vi) any reasonable legal fees and expenses incurred by the employee in connection with any legal advice or action sought by the employee in order to enforce the employee's rights under or to defend the validity of the CIC Agreements, including any action disputing an employee's termination pursuant to the CIC Agreements or any benefit to which the employee is entitled under the CIC Agreements.

   The amount of the severance payments described above will be offset by any severance amounts received by an employee pursuant to the Company's general severance practices or received under any employment agreement.


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   In the event an employee's employment is terminated by the Company after an
Agreement Change in Control without Cause or by the employee for Good Reason, then the employee and his or her family shall continue to participate in any employee benefit plans the employee was entitled to participate in immediately prior to the employee's termination until the earlier of (i) three years from the date of termination or (ii) the employee's 65th birthday. In the event the employee becomes eligible to receive employee benefits which are substantially similar to the benefits provided by the Company, the employee shall cease to participate in the Company's employee benefit plans.

   In the event any payment by the Company to or for the benefit of an employee made in connection with an Agreement Change in Control constitutes an excess parachute payment under Section 280(G) of the Internal Revenue Code of 1986, as amended (the "Code"), which will subject the employee to an excise tax under
Section 4999 of the Code, the employee is entitled to receive a gross-up payment equal to the excise tax and all federal, state and local income taxes imposed on the gross-up payment.

   "Agreement Change in Control" includes (i) a change in control required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) subject to certain exceptions, the acquisition by a person or group of beneficial ownership of 20 percent or more of the outstanding Willamette Common Stock, (iii) a change in the composition of the Willamette Board of Directors such that the directors at the beginning of any two-year period cease to constitute at least a majority of the Board unless the election or nomination of each new director was approved by two-thirds of the directors still in office who were directors at the beginning of such period,
(iv) subject to certain exceptions, any consolidation or merger of the Company or any sale or other transfer of substantially all its assets or (v) approval by the shareholders of the Company of a plan or proposal for its liquidation or dissolution.

   The Willamette Board of Directors and the Long Term Incentive Committee of the Board has requested that management, in consultation with the Company's human resources consultants, provide advice and recommendations for its consideration concerning the Company's obligations to its directors and employees relating to its pension plans, savings plans, deferred compensation obligations, life insurance commitments and other employee obligations in the event of a change in control of the Company.

   The Willamette Board of Directors and the Long Term Incentive Committee have also considered the recommendation of the Company's human resources consultants, Towers Perrin, and reviewed industry practices concerning change-in-control severance benefits. In view of the need to minimize employee distraction and to retain employee loyalty and dedication to the Company and to assure their attention to the Company's performance pending resolution of the Weyerhaeuser Offer, the Long Term Incentive Committee has unanimously voted to enter into additional severance agreements with (i) 37 employees of the Company that receive an annual salary equal to or greater than $100,000 (the "Employees") and (ii) one additional employee (the "Additional Employee")(the "New Severance Agreements"). A form of the New Severance Agreements is attached to the Statement filed with the Commission as Exhibit (e)(4). The Willamette Board of Directors and the Long Term Incentive Committee have determined that the New Severance Agreements are fair and consistent with industry practices. The terms of New Severance Agreements will be substantially similar to the terms of the CIC Agreements except that:

     (A) Provisions relating to reduction of benefits for those attaining age 65 have been omitted;

     (B) Provisions regarding the Applicable Percentage for calculation of payments have been modified to reflect a reduction in such percentage from 300 percent to 200 percent in the case of Employees and to 100 percent in the case of the Additional Employee;

     (C) Provisions regarding payment of related benefits have been modified to reflect a reduction in the period for which such benefits are to be paid from 36 months to 24 months in the case of Employees and 12 months in the case of the Additional Employee; and

     (D) Provisions have been included to the effect that, notwithstanding any other provision of the agreement, no provision of the agreement, and no benefit payable under the agreement, will be effective if,

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  and to the extent, necessary, (as reasonably determined by the Board or a committee of the Board) to preserve "pooling of interest" financial accounting treatment of any business transaction into which the Board desires to enter.

   (d) Transactions with Weyerhaeuser.

   In the ordinary course of business, Weyerhaeuser purchases a variety of products and services from the Company and sells a variety of products to the Company. In 1998, the principal products purchased by Weyerhaeuser from the Company were paper and pulp, building materials, logs and timber and chips, and aggregate payments by Weyerhaeuser to the Company were approximately $63.0 million. In 1999, the principal products purchased by Weyerhaeuser from the Company were paper and pulp, building materials, chips, logs and timber and recycled fiber, and aggregate payments by Weyerhaeuser to the Company were approximately $74.7 million. Through October 2000, the principal products purchased by Weyerhaeuser from the Company were paper and pulp, building materials, chips and logs and timber, and aggregate payments by Weyerhaeuser to the Company were approximately $79.6 million.

   In 1998, the principal products sold by Weyerhaeuser to the Company consisted of containerboard, logs and wood products, and aggregate sales by Weyerhaeuser to the Company were approximately $48.9 million. In 1999, the principal products sold by Weyerhaeuser to the Company consisted of containerboard, logs, pulp and wood products, and aggregate sales by Weyerhaeuser to the Company were approximately $66.0 million. Through October 2000, the principal products sold by Weyerhaeuser to the Company consisted of containerboard, logs, pulp and wood products, and aggregate sales by Weyerhaeuser to the Company were approximately $62.9 million.

   To the best knowledge of the Company, there are no other material agreements, arrangements or understandings or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and Weyerhaeuser, the Purchaser, or their respective executive officers, directors or affiliates, on the other.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) Recommendation and reasons of the Company's Board of Directors.

   The Board of Directors urges Willamette shareholders not to take any action with respect to the Weyerhaeuser Offer until the Board makes its recommendation, which will be contained in a subsequent filing with the Commission, a copy of which will be mailed to you. The Board expects to inform shareholders of its recommendation the week of December 11, 2000. The Board of Directors of the Company is unable to make a recommendation with respect to the Weyerhaeuser Offer at the present time because it has not yet completed a full and deliberate review of the material terms and provisions of the Weyerhaeuser Offer and has not yet received the complete advice of the Company's management and the Board's legal and financial advisors with respect to the Weyerhaeuser Offer, in each case, sufficient to enable the Board to properly discharge its fiduciary duties under Oregon law.

   (b) Background of the Weyerhaeuser Offer; Contacts with Weyerhaeuser.

   In June 1998, at the request of Mr. Steven R. Rogel, President and Chief Executive Officer of Weyerhaeuser, Mr. Rogel met with Mr. William Swindells, Chairman of the Board of the Company, to express Weyerhaeuser's interest in pursuing a business combination with the Company. Mr. Swindells subsequently requested that Weyerhaeuser put in writing any proposal that it wished to make.

   On August 11, 1998, Mr. Rogel sent Mr. Swindells a confidentiality agreement and a letter in which Mr. Rogel proposed a combination of the two companies in a stock-for-stock merger transaction with an exchange ratio of 0.94 Weyerhaeuser shares per Willamette share, representing a nominal value as of such date of $37.30 per Willamette share (the "August 1998 Proposal").

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   At a meeting held on August 20, 1998, Willamette's Board of Directors carefully considered the Company's business, financial condition and prospects, the terms of the August 1998 Proposal and other matters. After a lengthy discussion and after receiving advice from management and the Board's legal advisor, the Board determined that the Company could grow more rapidly, create more value for its shareholders and serve its other constituencies best by remaining independent. The Board unanimously concluded that the August 1998 Proposal was not in the best interests of the Company, its shareholders and other constituencies. Mr. Swindells sent Mr. Rogel a letter notifying him of the Board's decision on August 20, 1998.

   On or about September 15, 1998, at the request of Mr. Rogel, Mr. Rogel and Darien E. Roseen, Vice President of strategic planning at Weyerhaeuser, met with Mr. Duane C. McDougall, President and Chief Executive Officer of the Company, and Mr. Swindells, to discuss a possible business combination involving Weyerhaeuser and the Company. At this meeting, Mr. Rogel presented an analysis indicating that, based on various assumptions, a combination of the two companies could create between $330 and $645 million of pre-tax annual benefits. A reproduction of the analysis, indicating the various components of these benefits, is attached hereto as Schedule I.

   On August 2, 2000, at the suggestion of Mr. Rogel, Mr. Rogel and Mr. Swindells met in Portland, Oregon where Mr. Rogel expressed Weyerhaeuser's interest in pursuing a business combination with the Company. Mr. Swindells called Mr. Rogel on August 3, 2000 and communicated the Company's desire to pursue its long-term strategic plans and to remain independent.

   On August 14, 2000, Mr. Rogel called Mr. McDougall to discuss Weyerhaeuser's continued interest in negotiating a transaction. Mr. McDougall agreed to meet again in Portland.

   On August 28, 2000, Mr. Rogel and Mr. Stivers met with Mr. Swindells and Mr. McDougall in Portland. At the meeting, Mr. Rogel delivered a confidentiality agreement and a letter to Mr. Swindells proposing to combine Weyerhaeuser with Willamette in a transaction in which Willamette's shareholders would receive $43.24 per Willamette share in cash for approximately 50% of the outstanding Willamette shares and 0.94 Weyerhaeuser shares per share for the remaining Willamette shares, representing a nominal value as of such date of $43.24 per Willamette share (the "August 28 Proposal"). Messrs. Swindells and McDougall indicated that they would discuss the August 28 Proposal with the Willamette Board of Directors.

   On August 29, 2000, Mr. Rogel called Mr. McDougall to reaffirm
Weyerhaeuser's interest in pursuing a business combination with the Company.

   At a meeting held on September 6, 2000, Willamette's Board of Directors carefully considered the Company's business, financial condition and prospects, the terms of the August 28 Proposal and other matters. After a lengthy discussion and following presentations by the Company's management and the Board's financial and legal advisors, the Board of Directors unanimously concluded that a combination of Willamette and Weyerhaeuser was not in the best interests of the Company, its shareholders and other constituencies.

   On September 8, 2000, Mr. Swindells sent Mr. Rogel a letter informing him of the Board's decision. Mr. Swindells emphasized in the letter that the Board remained committed to its view that Willamette could grow more rapidly, create more value for its shareholders and serve its other constituencies best by pursuing its existing plans and remaining independent.

   On November 6, 2000, Mr. Rogel called Mr. McDougall to ask for a meeting to present a new proposal to the Company's Board. Mr. McDougall informed Mr. Rogel that the Willamette Board of Directors was scheduled to meet later that week, and requested that any new proposal by Weyerhaeuser be put in writing. Later that day, Mr. Rogel sent Mr. McDougall a letter proposing that Weyerhaeuser acquire all of the outstanding Willamette shares for $48 per share in cash (the "November 6 Proposal").

   On November 9, 2000, the Willamette Board of Directors met at a regularly scheduled Board meeting to consider the Company's business, financial condition, prospects and other previously scheduled matters. The

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Board was apprised of the November 6 Proposal and scheduled a special meeting of the Board for November 15, 2000 at which the Board could become more fully informed with respect to the proposal and receive the advice of the Board's financial and legal advisors.

   On November 10, 2000, Mr. Swindells called Mr. Rogel to inform him that the Company's Board of Directors had held its regularly scheduled meeting on November 9 at which time it is was briefed on the November 6 Proposal. Mr. Swindells informed Mr. Rogel that the Willamette Board of Directors and its advisors were scheduled to meet on November 15, 2000 to formally review the November 6 Proposal.

   On November 12, 2000, Mr. Rogel sent a letter to the Company (the "November 12 Letter") expressing surprise that Willamette's Board of Directors had yet to act on the November 6 Proposal but failed to note that the Willamette Board of Directors had scheduled a meeting on November 15, 2000 to consider the proposal. Weyerhaeuser released the texts of the November 6 Proposal and the November 12 Letter in a press release on November 13, 2000.

   Willamette confirmed in a press release on November 13, 2000 that it had received the November 6 Proposal and that it would continue to review the proposal and respond in due course.

   At a meeting held on November 15, 2000, Willamette's Board of Directors carefully considered the Company's business, financial condition and prospects, the terms of the November 6 Proposal, the nature and timing of earlier Weyerhaeuser proposals and other matters. After a lengthy discussion and following presentations by the Company's management and the Board's financial and legal advisors, the Board of Directors unanimously concluded that the November 6 Proposal was not in the best interests of Willamette, its shareholders and other constituencies. On November 15, 2000, Messrs. Swindells and McDougall sent a letter to Mr. Rogel informing him of the Board's determination.

   The Company issued a press release announcing the decision of its Board of Directors on November 15, 2000.

   On November 15, 2000, Weyerhaeuser issued a press release stating that it was disappointed that Willamette had decided to reject its proposal. Weyerhaeuser reiterated these sentiments in a subsequent press release on November 16, 2000.

   On November 29, 2000, Weyerhaeuser publicly announced that it was commencing the Weyerhaeuser Offer, which was commenced on such date.

   On November 29, 2000, the Company issued a press release urging its shareholders to take no action with respect to the Weyerhaeuser Offer until the Willamette Board of Directors has issued its recommendation.

   On November 30, 2000, Weyerhaeuser's financial advisor telephoned Goldman, Sachs & Co., the Company's financial advisor ("Goldman Sachs"), to discuss the Weyerhaeuser Offer. Goldman Sachs confirmed that the Willamette Board of Directors was considering the Weyerhaeuser Offer, and noted that, consistent with the Company's earlier correspondence with Weyerhaeuser, Willamette had previously rejected the November 6 Proposal.

   At a meeting of Willamette's Board of Directors held on December 1, 2000, management and the Board's legal and financial advisors discussed with the Board the material terms and provisions of the Weyerhaeuser Offer. After discussion and deliberation, the Board of Directors determined to meet at a later date to formally consider the Weyerhaeuser Offer and to receive further advice from management and its financial and legal advisors. At the meeting, the Board determined to defer the Distribution Date (as defined in Item 8 of this Statement) of the Rights as a result of the commencement of the Weyerhaeuser Offer, until such later date as the Board of Directors subsequently determines by resolution.

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   Following the meeting of the Willamette Board of Directors, on December 1,
2000, Mr. Rogel telephoned Mr. McDougall to express Weyerhaeuser's desire to meet and negotiate a transaction. Mr. McDougall responded that a meeting was inappropriate and informed Mr. Rogel that, consistent with its fiduciary duties, the Willamette Board of Directors was in the process of fully informing itself regarding the Weyerhaeuser Offer and would respond to the Weyerhaeuser Offer in due course.

   In addition, following the December 1, 2000 meeting of the Willamette Board of Directors, Mr. Rogel telephoned Mr. Robert M. Smelick, a member of Willamette's Board of Directors. In accordance with Company policy, Mr. Smelick did not return the phone call.

   (c) Intent to Tender.

   To the knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns shares of Willamette Common Stock presently intends to hold any shares of Willamette Common Stock that they own of record or beneficially and does not intend to tender any such shares in the Weyerhaeuser Offer. The foregoing does not apply to any shares of Willamette Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) Goldman, Sachs & Co.

   Pursuant to an engagement letter dated September 7, 2000, the Company formally retained Goldman Sachs to render financial advisory services to the Company in connection with the Weyerhaeuser Offer and certain related matters. Pursuant to its engagement, Goldman Sachs will receive customary compensation for transactions of this nature in consideration for its services. In addition, the Company will indemnify Goldman Sachs and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

   (b) MacKenzie Partners, Inc.

   The Company has also retained MacKenzie Partners, Inc. ("MacKenzie") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Weyerhaeuser Offer and certain related matters. The Company will pay MacKenzie reasonable and customary compensation for its services and will reimburse MacKenzie for its reasonable out-of-pocket expenses incurred in connection therewith. The Company has also agreed to indemnify MacKenzie against various liabilities relating to its engagement.

   (c) Citigate Sard Verbinnen.

   The Company has also retained Citigate Sard Verbinnen ("Sard Verbinnen") as its public relations advisor in connection with the Weyerhaeuser Offer and certain related matters. The Company will pay Sard Verbinnen reasonable and customary compensation for its services and will reimburse Sard Verbinnen for its reasonable out-of-pocket expenses incurred in connection therewith. The Company has also agreed to indemnify Sard Verbinnen against various liabilities relating to its engagement.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Weyerhaeuser Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   To the knowledge of the Company, except as set forth on Schedule II, no transactions in the Willamette Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   The Company is not engaged now in any negotiations in response to the Weyerhaeuser Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company.

   Notwithstanding the foregoing, the Board of Directors has determined that the Company could in the future engage in negotiations in response to the Weyerhaeuser Offer that could have one of the effects specified in the preceding sentence, and the Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the previous sentence might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board of Directors has advised management not to disclose the possible terms of any transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

   At a meeting of the Willamette Board of Directors held on December 1, 2000, the Board adopted a resolution deferring the Distribution Date of the Rights as a result of the commencement of the Weyerhaeuser Offer until such later date as the Board may subsequently determine by resolution.

   In addition, as described under Item 3(c) of this Statement, the Willamette Board of Directors and the Long Term Incentive Committee have determined to enter into the New Severance Agreements.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Weyerhaeuser Offer that relate to one or more events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

   (a) Litigation.

   Two purported stockholder class action complaints were filed against the Company on November 14, 2000: Ray Ann Brown v. Willamette Industries, Inc. et al., Multnomah County Circuit Court Case No. 0011-11695; and Crandon Capital Partners v. Stuart Shelk, Jr., et al., Multnomah County Circuit Court Case No. 0011-11691. Both actions name as defendants the Company and individual members of the Board of Directors of the Company. Both complaints allege, among other things, that the directors of the Company breached their fiduciary duties in connection with their consideration of and response to the Weyerhaeuser Offer. Both actions seek injunctive relief directing the members of the Board of Directors to exercise their fiduciary duties to properly consider offers to purchase the Company, including the Weyerhaeuser Offer. The Crandon complaint also seeks a declaration that the directors have breached their fiduciary duties in respect of their consideration and response to the Weyerhaeuser Offer. The Brown complaint seeks recission of "impediments such as the Poison Pill, that would prevent Weyerhaeuser from continuing to negotiate in good faith for the purchase of the Company." Both complaints seek recovery of attorney's fees and costs. The Company has not yet filed a response to either complaint.

   (b) Rights Agreement.

   On November 11, 1999, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Willamette Common Stock to shareholders of record at the close of business on February 24, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, $.50 par value (the "Preferred Shares"), at a price of $200.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

   The Rights are attached to all Willamette Common Stock certificates representing shares outstanding as of the Record Date, and no separate certificates evidencing Rights (the "Right Certificates") have been distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, its employee benefit plans, or a person who acquires his shares in a Sanctioned Tender Offer as defined below) (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Willamette Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of (or the announcement of an intention to make) a tender offer or exchange offer (other than a Sanctioned Tender Offer) the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Willamette Common Stock, the Rights will be evidenced, with respect to any of the Willamette Common Stock certificates outstanding as of the Record Date, by such Willamette Common Stock certificate. The earlier of the dates described in clauses (i) and (ii) above is referred to as the "Distribution Date." A "Sanctioned Tender Offer" is a tender or exchange offer for all outstanding shares of Willamette Common Stock at a price and on terms which a majority of the Board of Directors determines to be fair and in the best interests of the Company and its shareholders, other than the person making such offer and that person's affiliates and associates.

   At a meeting of the Willamette Board of Directors held on December 1, 2000, the Board adopted a resolution deferring the Distribution Date of the Rights as a result of the commencement of the Weyerhaeuser Offer until such later date as the Board may subsequently determine by resolution.

   The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Willamette Common Stock. As long as the Rights are attached to the Willamette Common Stock, the Company will issue one Right with each share of Willamette Common Stock that becomes outstanding so that all outstanding shares will have attached Rights. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) Willamette Common Stock certificates issued after the Record Date upon transfer or new issuance of Willamette Common Stock will contain a notation incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates evidencing Willamette Common Stock will also constitute the transfer of the Rights associated with the Willamette Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Willamette Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire at the earliest of (i) the close of business on February 24, 2010, (ii) consummation of certain approved merger or exchange transactions as described below, and (iii) redemption or exchange by the Company as described below.

   In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right to receive upon exercise that number of shares of Willamette Common Stock of the Company having a market value of two times the exercise price of the Right.

   In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction, or more than 50 percent of its assets or earning power is sold, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring or surviving company having a market value of two times the exercise price of the Right. The Rights will expire in connection with a merger or other business combination transaction following a Sanctioned Tender Offer if shareholders are offered the same price and form of consideration in the merger or other business combination transaction as that paid in the Sanctioned Tender Offer.

   Following the occurrence of any of the events described in the preceding two paragraphs, any Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

   The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

   No fractional Preferred Shares other than fractions in multiples of one one-hundredth of a share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

   At any time prior to the tenth day following the first public announcement of the existence of an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.0025 per Right (the "Redemption Price"). Subject to certain conditions, the Company's right of redemption may be reinstated after the expiration of the ten-day redemption period if each Acquiring Person reduces its beneficial ownership to 10 percent or less of the outstanding shares of Willamette Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering the redemption of the Rights (or at such time and date thereafter as the Board of Directors may specify), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50 percent or more of the outstanding shares of Willamette Common Stock, the Company may exchange the Rights (other than Rights beneficially owned by such Acquiring Person which became null and void), in whole or in part, for Willamette Common Stock at the rate of one share per Right, subject to adjustment.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company, other than in a transaction approved by the Board of Directors of the Company at a time when the Rights are redeemable. The Rights should not interfere with any acquisition, merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.

   The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Company's Restated Articles of Incorporation, as amended.

   (c) Oregon Takeover Legislation.

   (i) Oregon Business Corporation Act ("OBCA") Sections 60.801 to 60.816 and
60.825 to 60.845.

   Sections 60.801 through 60.816 of the OBCA (the "Control Share Act") provide that "control shares" of "issuing public corporations" acquired in a "control share acquisition" have no voting rights unless approved by both a majority vote of holders of all voting shares of the issuing public corporation and a majority vote of the holders of all voting shares other than "interested shares" of the issuing public corporation. Section 60.801 of the Control Share Act defines (i) "control shares" as voting shares of an issuing public corporation that are acquired in a "control share acquisition," (ii) a "control share acquisition" as an acquisition, whether direct or indirect, of the ownership of or the power to direct the voting of voting shares of an issuing public corporation in a transaction that causes the total voting power of the acquiring person in the election of directors of such issuing public corporation to exceed one-fifth, one-third or one-half of the total voting power of all voting shares unless, among other things, the acquisition is consummated pursuant to a merger or plan of share exchange, if the issuing public corporation is a party to the agreement of merger or plan of share exchange, and (iii) "interested shares" as voting shares of an issuing public corporation that any of the following persons have sole or shared power to vote, or direct the voting of: (A) the acquiring person or a member of the acquiring group whose voting rights are under consideration, (B) any officer of the issuing public corporation or (C) any employee of the issuing public corporation who is also a director of the corporation.

   Section 60.804 of the Control Share Act provides that an issuing public corporation is subject to the provisions of the Control Share Act unless the corporation's articles of incorporation or bylaws provide that the act does not apply to acquisitions of its voting shares. Neither the Company's Restated Articles of Incorporation nor the Company's bylaws provide that the act does not apply to acquisitions of its voting shares.

   The acquiring person may request, by delivering an "acquiring person statement" to the corporation, that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the control shares, and the control shares have voting rights only to the extent restored by a resolution approved by the shareholders. The resolution must be approved by a majority of the outstanding voting shares of the corporation and a majority of the outstanding shares that are not "interested shares."

   Sections 60.825 through 60.845 of the OBCA (the "Oregon Business Combination Act") regulate certain business combinations involving a public corporation organized under Oregon law, such as the Company, with a shareholder beneficially owning fifteen percent or more of the outstanding voting stock of such corporation (an "Interested Shareholder"). The Oregon Business Combination Act provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Shareholder for a period of three years following the date such shareholder became an Interested Shareholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder (excluding shares owned by (a) persons who are directors and also officers and (b) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty-five percent of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least sixty-six and two-thirds percent of the outstanding voting stock which is not owned by the Interested Shareholder.

   (ii) Oregon Business Corporation Act Section 60.491.

   Under Section 60.491 of the OBCA, if the Purchaser acquires, pursuant to the Weyerhaeuser Offer or otherwise, at least ninety percent of the outstanding shares of Willamette Common Stock, the Purchaser will be able to effect a merger with the Company after consummation of the Weyerhaeuser Offer without a vote by the Company's shareholders (a "Short-Form Merger"). However, if the Purchaser does not acquire at least ninety percent of the outstanding shares of Willamette Common Stock pursuant to the Weyerhaeuser Offer or otherwise, a vote by a majority of the outstanding votes entitled to be cast will be required in order to effect such a merger.

   (d) Restated Certificate of Incorporation.

   Article VI of the Company's Restated Articles of Incorporation provides that certain business combinations involving the Company and any shareholder which, together with its affiliates, is the beneficial owner of 20 percent or more of the Company's outstanding shares of capital stock, require the affirmative vote of the holders of at least 80 percent of the outstanding shares of capital stock. The 80 percent voting requirement does not apply (i) in the case of a business combination which provides for conversion of Willamette Common Stock into cash, securities or property having a fair market value not less than the highest per-share price paid by such shareholder and its affiliates for any of their shares of Willamette Common Stock within one year prior to the date of the vote or (ii) if the business combination was approved by the Board of Directors, provided that a majority of the Board of Directors consisted of directors who were members of the Board of Directors immediately prior to the time that the shareholder entering into the transaction with the Company acquired beneficial ownership of at least 20% of the outstanding shares of capital stock of the Company (a "Continuing Director") and at least two-thirds of the Continuing Directors voted to approve the transaction.

   (e) Antitrust.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of shares of Willamette Common Stock by the Purchaser pursuant to the Weyerhaeuser Offer is subject to such requirements.

   Under the provisions of the HSR Act applicable to the Weyerhaeuser Offer, the purchase of shares of Willamette Common Stock under the Weyerhaeuser Offer may not be consummated until the expiration of a fifteen calendar day waiting period following the filing by Weyerhaeuser and the Purchaser of a Notification and Report Form with respect to the Weyerhaeuser Offer. Such filing was made on November 29, 2000. The Antitrust Division or the FTC may extend the waiting period of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Weyerhaeuser and the Purchaser have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Weyerhaeuser Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Willamette Common Stock by the Purchaser pursuant to the Weyerhaeuser Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Willamette Common Stock pursuant to the Weyerhaeuser Offer or seeking divestiture of shares of Willamette Common Stock so acquired or divestiture of substantial assets of Weyerhaeuser or Willamette or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

   On November 29, December 1 and December 4, 2000, a representative of the United States Department of Justice contacted a representative of the Company to request certain information with respect to the Company.

   In addition, certain other countries have regulatory requirements that may be applicable to the Weyerhaeuser Offer.

   (f) Dissenters' Rights.

   Dissenters' rights are not available in the Weyerhaeuser Offer. If the Purchaser does not obtain sufficient Shares in the Weyerhaeuser Offer to consummate a Short-Form Merger, subject to the exception set forth below, holders of Shares who do not vote in favor of the Proposed Merger and who comply with applicable statutory procedures under the OBCA will be entitled to receive a judicial determination and payment of the "fair value" (excluding any element of value arising from the accomplishment or expectation of the Proposed Merger unless such exclusion would be inequitable) of their Shares. If the Purchaser obtains sufficient Shares to consummate a Short-Form Merger, subject to the exception set forth below, holders of Shares on the date Weyerhaeuser or the Purchaser announces the terms of the Short-Form Merger who comply with applicable statutory procedures under the OBCA will be entitled to receive a judicial determination and payment of the "fair value" (excluding any element of value arising from the accomplishment or expectation of the Proposed Merger unless such exclusion would be inequitable) of their Shares. Dissenters' rights will not be available in either instance, however, if, in the case the Proposed Merger requires shareholder approval, on the date fixed to determine the shareholders entitled to notice of and to vote on the Proposed Merger, or, if, in the case the Proposed Merger takes the form of a Short-Form Merger, on the date Weyerhaeuser or the Purchaser mails a copy or summary of the plan of merger setting forth the terms of the Short-Form Merger to the shareholders of the Company, the Willamette Common Stock is registered on a national securities exchange or traded on the Nasdaq Stock Market's National Market System. The value of Shares determined in a dissent proceeding could be the same as, or more or less than, the price per Share offered pursuant to the Weyerhaeuser Offer or proposed to be paid in the Proposed Merger.

   Dissenters' rights also may be available in connection with the Control Share Act to Company shareholders who do not vote in favor of the restoration of voting rights for the Shares to be acquired by the Purchaser if (1) voting rights for such Shares are authorized by the Company's shareholders and (2) Weyerhaeuser and the Purchaser acquire at least a majority of the Shares. Shareholders of the Company entitled to dissenters' rights pursuant to the Control Share Act shall receive not less than the highest price paid by the Purchaser for Shares in the control share acquisition.

   The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise their dissenters' rights, if any. The preservation and exercise of the dissenters' rights are conditioned on strict adherence to the applicable provisions of the OBCA.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit

     (a)(2)(i)Form of Letter to Shareholders of the Company, dated December 5, 2000.*

    (e)(1) Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 18, 2000.

    (e)(2) Willamette Industries, Inc. 1995 Long-Term Incentive
           Compensation Plan. Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000.

    (e)(3) Form of Willamette Industries, Inc. Severance Agreement with Key Management Group as revised effective April 20, 1999.
           Incorporated by reference to Exhibit 10A of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999.

    (e)(4)Form of New Severance Agreements.

   This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including, but not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including price pressures; the cost and availability of wood fiber; the effect of natural disasters on Willamette's timberlands; construction delays; risk of nonperformance by third parties; the impact of environmental regulations and other costs associated with complying with such regulations, and other risks described from time to time in the Company's reports with the Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.
--------
* Included in copies mailed to shareholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2000                   Willamette Industries, Inc.

                                            /s/ Duane C. McDougall
                                          By: _________________________________
                                            Name: Duane C. McDougall
                                            Title: President and Chief
                                            Executive Officer

                                 EXHIBIT INDEX

  Exhibit

  (a)(2)(i)Form of Letter to Shareholders of the Company, dated December 5,
         2000.*
  (e)(1) Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 18, 2000.
  (e)(2) Willamette Industries, Inc. 1995 Long-Term Incentive Compensation Plan. Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000.
  (e)(3) Form of Willamette Industries, Inc. Severance Agreement with Key Management Group as revised effective April 20, 1999. Incorporated by reference to Exhibit 10A of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999.
  (e)(4) Form of New Severance Agreements.
--------
* Included in copies mailed to shareholders.

                                 Schedule I/1/
                                                                    CONFIDENTIAL
                          Benefits of the Combination
                            Pre-Tax Annual Benefits
                                     ($ MM)

                                                               Base    Aggressive
                                                               Case       Case
                                                               ----    ----------
      S, G & A................................................ $ 85 MM    $115 MM
      Harvest and Land Adjustment............................. $ 36       $100
      Export Premium.......................................... $ 10       $ 20
      Containerboard/Packaging................................ $ 99
                                                                          $310
      Fine Paper.............................................. $ 51
      Purchasing.............................................. $ 15       $ 30
      IT Cost Reduction....................................... $ 20       $ 40
      Facilities Rationalization.............................. $ 14       $ 30
                                                               ----       ----
        Total................................................. $330 MM    $645 MM

   Morgan Stanley has estimated that in addition to the benefits above, an increase in shareholder value of $1.1B is expected after improvements to West's engineering/capital deployment have been demonstrated.



--------
/1/ Furnished on September 15, 1998 by Messrs. Rogel and Roseen to Messrs. Swindell and McDougall.

                                  Schedule II

   On November 6, 2000, Stuart J. Shelk, Jr., a member of the Willamette Board of Directors, transferred title to 4,000 shares of Willamette Common Stock to his son.


                                      S-2